Private Advisors Alternative Strategies Master Fund

51 Madison Avenue

New York, New York 10010

VIA EDGAR

June 11, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Private Advisors Alternative Strategies Master Fund (“Fund”)
File Nos.: 333-178597; 811-22646

Dear Sir/Madam:

On behalf of the Fund, transmitted herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“Investment Company Act”), is an amendment to the Fund’s Registration Statement on Form N-2 (“Registration Statement”), including exhibits attached hereto, which amendment constitutes Post-Effective Amendment No. 3 to the Registration Statement under the Securities Act and Amendment No. 5 to the Registration Statement under the Investment Company Act. No fees are due with this filing.

This filing is being made in order to, among other things, include the Fund's financial highlights, update the performance of the Fund, and make certain other disclosure changes. Except for the aforementioned changes, the Registration Statement is substantially similar to the Fund’s prior Registration Statement, which was most recently declared effective on July 24, 2013.

Please direct any comments or questions concerning the filing to Kevin M. Bopp at 973-394-4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary of the Fund

cc:	J. Kevin Gao Sander M. Bieber